January 6, 2021

Mr. Abe Friedman

Ms. Lyn Shenk

Mr. Nicholas Lamparski

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Syneos Health, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 20, 2020

Form 8-K Furnished October 29, 2020

File No. 001-36730

Dear Mr. Friedman, Ms. Shenk, Mr. Lamparski and Mr. King:

Syneos Health, Inc. (the “Company”, “we”, or “our”) is pleased to respond to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by electronic mail on Monday, December 21, 2020 (the “Comment Letter”) related to the Company’s Form 10-K for the fiscal year ended December 31, 2019, filed with the Commission on February 20, 2020 and the Company’s Form 8-K, furnished with the Commission on October 29, 2020 (File No. 001-36730).  In this letter, we have referred to each Staff comment in bold and have followed it with the Company’s response to the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 91

1.

We note that certain of your subsidiaries participate in a notional cash pooling arrangement to manage global liquidity requirements. The parties to the arrangement combine their cash balances in pooling accounts with the ability to offset bank overdrafts of one subsidiary against positive cash account balances maintained in another subsidiary’s bank account at the same financial institution. Please tell us whether you intend to and have set off such amounts with the counterparty. Refer to ASC 210-20-45-1 to 5.

Company Response:

The Company respectfully acknowledges the Staff’s comment. The Company believes that a right of setoff exists as the criteria of ASC 210-20-45-1 have been met, and, as the Company has a valid right of setoff, the related asset and liability may be reported net per ASC 210-20-45-2.

Paragraph 45-1 of ASC 210-20 Balance Sheet – Offsetting notes that a right of setoff exists when all of the following conditions are met:

a. Each of two parties owes the other determinable amounts.

b. The reporting party has the right to set off the amount owed with the amount owed by the other party.

c.The reporting party intends to set off.

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d. The right of setoff is enforceable at law.

Paragraph 45-2 notes that a debtor having a valid right of setoff may offset the related asset and liability and report the net amount.

The funds contributed or withdrawn are part of a master netting arrangement with the counterparty that calls for the netting of the deposits and borrowings of the pool, regardless of currency. The deposits and borrowings of the pool are known, and the Company intends to offset such amounts. This intent is not dependent on currency - an underlying cash deficit in one country/currency would be offset with a cash surplus from another country/currency. The right of setoffs are also enforceable at law. For these reasons, the Company believes that the criteria for a right of offset exists and thus net presentation is appropriate. Accordingly, the Company does not classify the aggregate bank overdraft position of subsidiaries participating in our global cash pooling arrangement as a compensating cash balance separate from cash and cash equivalents.

The Company disclosed in note 1 of the financial statements the intent of the cash pooling arrangement, netting, the gross cash position and borrowings as well as the net cash included in cash and cash equivalents on the balance sheet.

Revenue Recognition, page 96

2.

We note the majority of your Clinical Solutions segment revenue is for service offerings that range in duration from a few months to several years and typically represent a single performance obligation. Revenue is recognized over time using costs incurred to date relative to total estimated costs to complete (“cost-to-cost measure of progress”). We also note the estimate of total revenue and costs to completion requires significant judgment. Contract estimates are based on various assumptions to project future outcomes of events that often span several years, as well on evaluations and updates made on an ongoing basis. These estimates are reviewed periodically and any adjustments are recognized on a cumulative catch up basis in the period they become known. Updates and adjustments to estimates are likely to result in variability in revenue recognized from period to period and may cause unexpected variability in our operating results.

Please tell us and quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of changes in contract estimates for each period presented. Refer to ASC 250-10-50-4 and 270-10-45-14 for guidance. Please also revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. Please provide us with your intended revised disclosure.

Company Response:

The Company respectfully acknowledges the Staff’s comment. The Company evaluated ASC 250-10-50-4 noting the requirement to disclose “the effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period shall be disclosed for a change in estimate that affects several future periods.” ASC 270-10-45-14 states that interim financial information include disclosures that follow the requirements of ASC 250-10-50-4 if the effect of changes in estimate are material in relation to any interim period presented.

Additionally, the Company noted the examples provided in ASC 250-10-50-4 and ASC 250-10-20 focus on uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.

As the changes in estimate noted in the comment relate to revenue recognition, the Company reviewed its disclosures in relation to ASC 606. ASC 606-10-50-12A specifically requires that “an entity shall disclose revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, changes in transaction price).”  On page 128 of the Company’s Form 10-K for the year ended December 31, 2019, the Company disclosed the following: “During the year ended December 31, 2019, approximately $66.8 million of the Company’s revenue recognized was allocated to performance obligations partially satisfied in previous periods and predominately related to changes in scope and estimates in full service

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clinical studies.” The $66.8 million represents less than 2% of the Clinical Solutions’ segment revenues for 2019. During the nine months ended September 30, 2020, the percentage of Clinical Solutions’ segment revenues allocated to performance obligations partially satisfied in previous periods was approximately 1% of the segment’s revenues.

In accordance with ASC 606, estimates to complete are made based on individual performance obligations. As the Company accounts for each full service clinical development project as a single performance obligation, each project has one overall profit margin, which incorporates services provided by Company personnel as well as investigator payments and pass-through costs. The amount disclosed as revenue recognized that was allocated to performance obligations partially satisfied in previous periods incorporates both changes in estimates to complete and contract modifications that occurred in the period. Both of these items, which frequently occur in the normal course of business across the Company’s portfolio of over 1,000 projects, result in adjustments to revenue that are reflected both on a cumulative catch-up and prospective basis. Oftentimes, a contract modification results in both a change in estimate to complete and a change in transaction price, therefore it would be inherently difficult to separate the disclosed amount between the amounts resulting from changes in estimates and changes in transaction price. The Company believes gross and net amounts of revenue recognized solely from changes in estimates would be minimal across the portfolio of projects. As a result, the impact to the expected profit margins of the related projects from changes in estimates is minimal.

ASC 250-10-50-4 specifically notes “disclosure of those effects is not necessary for estimates made each period in the ordinary course of accounting for items” unless “the effect of a change in the estimate is material.” As the impacts are not material, the Company does not believe the disclosure of gross favorable and unfavorable adjustments that are due to ordinary course of business changes on individual projects would be meaningful to users of the financial statements.

To the extent that these individual changes in estimates are material and due to a common driver or result in a variance from comparable periods, the Company will include discussion within MD&A in future filings, as these changes in estimates could impact both revenue and margin.

12. Revenue from Contracts with Customers, page 128

3.

Please tell us your consideration of providing disaggregated revenue from contracts with customers pursuant to ASC 606-10-50-5 and 55-89 through 55-91. In this regard, we note from your disclosures on page 9 to 15 and page 60 that you provide multiple service offerings.

Company Response:

The Company respectfully acknowledges the Staff’s comment and notes that pursuant to ASC 606-10-50-5, it considered the appropriate level of disaggregation depicting the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors. Following the guidance in ASC 606-10-55-90, the Company considered (a) disclosures presented outside of the financial statements such as earnings releases and annual and quarterly reports, (b) information regularly reviewed by our chief operating decision maker, and (c) other information that is used by the Company or users of its financial statements to evaluate the Company’s financial performance. In determining the appropriate disaggregation, the Company also considered the categories suggested in ASC 606-10-55-91: (a) the type of good or service, (b) geographical region (that is already disclosed in note 14 to the financial statements), (c) market or type of customer, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels.

After analysis of these factors, the Company determined that its contracts with customers for its service lines in each reportable segment have the same service model (providing outsourced services to the pharmaceutical industry), the same customers (pharmaceutical companies), the same transfer of services (over time), and the same sales channels (direct sales); thus, the economic factors affecting the Company’s contracts with customers do not vary significantly. The Company notes that meaningful differentiation in contract duration exists between Clinical Solutions and Commercial Solutions contracts, which disaggregation is already reflected by the two reportable segments, with Clinical Solutions contracts being generally longer than Commercial Solutions contracts. As a result, the Company believes that no further disaggregation than that reported in the Notes to the Consolidated Financial Statements, Segment Information, page 129 of the Form 10-K is necessary as management does not believe it would provide meaningful information to financial statement users.

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After consideration of the foregoing, the Company believes that further disaggregation below the reportable segment is not warranted at this time.

As the Company’s business continues to evolve, it will evaluate the manner by which it disaggregates its revenues and will revise its future disclosures as necessary, in accordance with applicable accounting standards.

Exhibits

4.

We note that Article XI, Section 11.1 of your Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for “any derivative action or proceeding brought on behalf of the Corporation.” In future filings, please clearly describe the provision in your disclosure, including any risks or other impact on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether this provision applies to actions arising under the Exchange Act and/or the Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Company Response:

The Company respectfully acknowledges the Staff’s comment and will clearly describe the exclusive forum provision contained in the Company’s Certificate of Incorporation, as amended, in its future disclosure, including risks or other impact on investors related to the provision. The exclusive forum provision in the Company’s Certificate of Incorporation, as amended, that identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including “any derivative action or proceeding brought on behalf of the Corporation” would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or, in each case, the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction. The Company will disclose this fact in its future filings.

Form 8-K Furnished October 29, 2020

Exhibit 99.1

Highlights, page 1

5.

We note the following in regards to your presentation of non-GAAP financial measures in the “Highlights” section of your earnings release:

•Discussion is provided regarding Q3 growth of your “Adjusted diluted earnings per share” and “Adjusted EBITDA” measures without providing similar discussion for the comparable GAAP measure;

•Presentation is provided of your “Adjusted EBITDA margin” without providing similar presentation of the comparable GAAP measure;

•In the second to last bullet point, you highlight your “adjusted EBITDA” and "adjusted diluted earnings per share" guidance without providing comparable GAAP guidance.

When presenting non-GAAP measures in your earnings release, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures (“C&DI’s”).

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Company Response:

The Company respectfully acknowledges the Staff’s comment. When presenting any non-GAAP measures in future earnings releases, the Company will present the most directly comparable GAAP measure with equal or greater prominence consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s C&DI’s on Non-GAAP Financial Measures.

If you have any questions or further comments about this response, please contact me by email at Jason.Meggs@syneoshealth.com or by phone at (919) 334-3540.

Sincerely,

/s/ Jason Meggs
Jason Meggs
Chief Financial Officer
Syneos Health, Inc.

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